Mail Stop 0510

      March 25, 2005

via U.S. mail and facsimile

Mr. John R. Nieser
Chief Financial Officer
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, TX  77027

	RE:	Form 10-K for the fiscal year ended December 31, 2004


		File No. 1-14472

Dear Mr. Nieser:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comments applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 - Management`s Discussion and Analysis

Contractual Obligations and Commercial Commitments, page 50

2. Please revise your table of contractual obligations to include the payments you are obligated to make under your interest rate swap agreement. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.

Item 8 - Financial Statements and Supplementary Data

Balance Sheets, page 67

3. Since you have treasury stock, the number of shares issued is not equal to the number of shares outstanding. Please revise the common stock description on the face of your balance sheet accordingly.

Statements of Operations and Comprehensive Income (Loss), page 68

4. Please disclose for all periods presented the amounts of the reclassification adjustments and the income tax provisions for each classification of other comprehensive income. See paragraphs 20 and
25 of SFAS 130.

Statements of Stockholders` Equity, page 69

5. Please include a column that reconciles the changes between periods in the number of shares held as treasury stock.

Note 2 - Significant Accounting Policies

6. As noted on page 7 under the Marketing and Business Development heading, you incur costs in the Request for Proposal process. Please disclose in a footnote your accounting policy for costs, including any circumstances when these amounts are not expensed as incurred. For any amounts deferred, please also disclose the amounts as of each balance sheet date.

7. Please disclose the types of amounts included in the operating expenses line item and the types of amounts included in the general and administrative expenses line item.

Investment Securities, page 72

8. Please disclose the stated contractual maturities of your investment securities. See paragraph 20 of SFAS 115.

Deferred Costs, page 75

9. Please disclose with quantification the types of costs you are deferring as of each balance sheet date in addition to the debt issuance costs already discussed. Please also enhance your disclosure to clarify what a project actively under development is and what probable of successful completion means. Please also disclose whether these amounts include projects that you do not yet have signed agreements to cover the reimbursement of the costs being incurred. Please supplementally tell us your basis for deferring each of these amounts and the accounting literature you are relying upon. If any of the amounts deferred relate to contracts that you did not yet have signed agreements for as of that balance sheet date, please ensure that you tell us the amounts involved and provide additional explanation.

Self Insurance Reserves, page 76

10. Please disclose the areas that you are self-insured for and the extent of your self-insurance in each area. Please disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area. Please also disclose your accounting policy for self-insurance.

Note 6 - Property and Equipment, page 81

11. Please show us your analysis in which you concluded that an impairment charge of $9.3 million is appropriate in relation to the
New Morgan Academy facility.

Note 9 - Credit Facilities, page 85

12. Based on your disclosure, it appears that you are assuming no ineffectiveness in your interest rate swap. Please tell us how your assumption complies with SFAS 133, paragraph 68.




Note 10 - Commitments and Contingencies

Operating Leases, page 87

13. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.

14. Please include the disclosures required by paragraphs 16.c.
and
d. of SFAS 13 regarding your operating leases.

Note 11 - Stockholders Equity

Employee Stock Purchase Plan, page 93

15. Please tell us your basis for not recognizing compensation expense in relation to your Employee Stock Purchase Plan. In addition, please cite the appropriate accounting literature that supports your conclusion.

Note 14 - Related Party Transactions, page 95

16. In regards to your consulting agreement with your founder, as well as the consulting agreement entered into with a former director subsequent to his resignation, please tell us the nature of work being performed by these individuals. Please provide an estimate as to the monthly commitment, in terms of hours, that each individual provides as consulting to you. Also, please tell us if any minimum commitment of hours is included in the consulting agreements, and if so, how you are enforcing this requirement.

Note 16 - Segment Disclosure, page 97

17. Please disclose with quantification the types of amounts included in the corporate and other line item of the income from operations section for each period presented, and disclose why these amounts were not allocated to the other reportable segments. Please also discuss the business reasons for the changes between periods in the corporate and other line item in your MD&A.

*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 824-5685 or, in his absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. John R. Nieser
March 25, 2005
Page 1 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE